Filed pursuant to Rule 424(b)(3)

File No. 333-285134

Supplement dated April 7, 2026

to the Prospectus and Statement of Additional Information dated June 27, 2025, as supplemented

This supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus (the “Prospectus”) and Statement of Additional Information (“SAI”) of Privacore PCAAM Alternative Growth Fund (the “Fund”) dated June 27, 2025, each as supplemented. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus and SAI.

The purpose of this Supplement is to update the Prospectus and SAI to reflect the expectation of a new investment management agreement in connection with the Fund’s conversion to an interval fund and an expected change of control of Janus Henderson Group plc, an indirect 49% owner of Privacore Capital, LLC. This change will also impact the Fund’s investment adviser, Privacore Capital Advisors, LLC, a wholly-owned subsidiary of Privacore Capital, LLC. No changes to the portfolio management of the Fund are anticipated in connection with the change of control.

Updates to the Prospectus

Effective immediately:

1.	The following supersedes and replaces the first paragraph in the section of the Prospectus titled “Management of the Fund — The Adviser and the Sub-Adviser:”

Privacore Capital Advisors, LLC (the “Adviser” or “Privacore”) serves as the investment adviser to the Fund. The Adviser is responsible for the management of the Fund and supervises the activities of the investment sub-adviser described below. Its principal place of business is located at 1411 Broadway, New York, NY 10018. The Adviser is registered with the SEC under the Advisers Act as a newly formed investment adviser. As of December 31, 2025, it had $109 million in assets under management. The Adviser is a wholly owned subsidiary of Privacore Capital, LLC. Privacore Capital, LLC is a joint venture, 51% of which is owned by Brendan Boyle, and 49% of which is indirectly owned by Janus Henderson Group plc (“JHG”). JHG is an asset manager dedicated to helping investors achieve long-term financial goals through a broad range of investment solutions, including equities, fixed income, quantitative equities, multi-asset, and alternative asset class strategies. On December 21, 2025, JHG entered into an Agreement and Plan of Merger pursuant to which JHG expects to be acquired by funds associated with Trian Fund Management, L.P. and funds associated with General Catalyst Group Management, LLC, which will result in a change of control of JHG (the “Transaction”). Pursuant to the Investment Company Act, the Fund’s then-current agreements will automatically terminate upon the close of the Transaction. At an in-person meeting held on March 18, 2026, the Board approved a new investment management agreement and sub-advisory agreement (the “New Advisory Agreement” and the “New Sub-Advisory Agreement,” respectively) and the solicitation of written consent from the majority of the outstanding voting shares of the Fund. No changes to the management of the Fund are anticipated, and the new agreements are identical to the Fund’s current agreements except with respect to the effective date thereof and that advisory fees will accrue daily based on the Fund’s average daily net assets in connection with its conversion to an interval fund, which is expected to occur on or about May 4, 2026. The New Advisory Agreement and the New Sub-Advisory Agreement are expected to take effect upon the close of the Transaction.

Also, at an in-person meeting held on March 18, 2026, the Board approved an amended and restated investment management agreement (the “Amended and Restated Agreement”) that is identical to the Fund’s current investment management agreement except with respect to the effective date thereof and that, in connection with the Fund’s conversion to an interval fund, advisory fees will accrue daily since the Fund will calculate its net asset value on a daily basis as an interval fund. The Board also approved the solicitation of written consent from the majority of the outstanding voting shares of the Fund with respect to the Fund’s operation as an interval fund and the Amended and Restated Agreement. The Amended and Restated Agreement is expected to be approved on or about April 30, 2026, and to become effective on or about May 4, 2026 with an initial two-year term.

2.	The following supersedes and replaces the first paragraph in the section of the Prospectus titled “Management of the Fund — Investment Management Agreements:”

The initial investment management agreement between the Adviser and the Fund was effective from June 27, 2024 through January 20, 2026, at which time William S. Cashel withdrew from, and Brendan Boyle acquired his current position in, Privacore Capital, LLC. A second investment management agreement, identical in terms to the initial agreement, then became effective on January 21, 2026 when Mr. Boyle acquired his current interest in the Adviser, and is expected to remain in effect until on or about May 4, 2026 when the Amended and Restated Agreement (the Fund’s third) is expected to become effective. The Amended and Restated Agreement is expected to terminate automatically upon the close of the Transaction. The New Advisory Agreement (the Fund’s fourth) between the Adviser and the Fund is expected to become effective upon the close of the Transaction, and is identical in terms to the Amended and Restated Agreement, except with respect to the date thereof. The first sub-advisory agreement among the Adviser, the Sub-Adviser and the Fund was effective from June 28, 2024, through July 31, 2024, when General Atlantic acquired its interest in the Sub-Adviser; the second sub-advisory agreement among the Adviser, the Sub-Adviser and the Fund, the terms of which were identical to the first, became effective on August 1, 2024; and the third sub-advisory agreement among the Adviser, the Sub-Adviser and the Fund, the terms of which were identical to the first and the second, became effective on January 21, 2026, when Mr. Boyle acquired his current interest in the Adviser. The Fund’s current sub-advisory agreement is expected to continue until the close of the Transaction, when it will terminate automatically and be replaced by the New Sub-Advisory Agreement, the terms of which are identical to the three prior agreements. Each of the New Advisory Agreement and the New Sub-Advisory Agreement received Board and shareholder approval and will continue in effect for an initial two-year period, subject to their respective terms. Thereafter, each will continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund, or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. See “VOTING.” Each Investment Management Agreement and the Sub-Advisory Agreement will terminate automatically if assigned (as defined in the Investment Company Act) and are terminable by vote of the Board or by vote of a majority of the outstanding voting securities of the Fund at any time without penalty upon sixty (60) days’ written notice to the Adviser or the Sub-Adviser, as applicable. A discussion regarding the basis for the Board’s approval of the Amended and Restated Agreement, as well as the New Investment Management Agreement and the New Sub-Advisory Agreement will be available in the Fund’s annual report to shareholders for the period ended March 31, 2026.

Updates to the Statement of Additional Information

Effective May 4, 2026:

1.	The following supersedes and replaces the second and third paragraph in the section of the SAI titled “Investment Management and Other Services — The Adviser:”

The Adviser is a wholly owned subsidiary of Privacore Capital, LLC. Privacore Capital, LLC is a joint venture, 51% of which is owned by Brendan Boyle, and 49% of which is indirectly owned by Janus Henderson Group plc (“JHG”). In December 2025, JHG announced that it had entered into an agreement to be acquired by Trian Fund Management, L.P. and its affiliated funds, and General Catalyst Group Management, LLC and its affiliated funds in a transaction (the “Transaction"). JHG is an asset manager dedicated to helping investors achieve long-term financial goals through a broad range of investment solutions, including equities, fixed income, quantitative equities, multi-asset, and alternative asset class strategies.

2.	The following supersedes and replaces the first paragraph in the section of the SAI titled “Investment Management and Other Services — Investment Management Agreement:”

The current Investment Management Agreement has an initial two-year term and became effective as of May 4, 2026, in connection with the Fund’s conversion to an interval fund. It is expected that upon the close of the Transaction, the current Investment Management Agreement will terminate automatically and be replaced by a new Investment Management Agreement with identical terms except with respect to the date thereof. Thereafter, the new Investment Management Agreement is expected to continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund or a majority of the Board and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval.

3.	The following supersedes and replaces the first paragraph in the section of the SAI titled “Investment Management and Other Services — The Sub-Advisory Agreement:”

The current Sub-Advisory Agreement became effective as of January 21, 2026 with an initial two-year term. It is expected that upon the close of the Transaction, the current Sub-Advisory Management Agreement will terminate automatically and be replaced by a new Sub-Advisory Agreement with identical terms except with respect to the date thereof. Thereafter, the New Sub-Advisory Agreement will continue in effect for an initial two-year period, subject to its terms, and thereafter, will continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund or a majority of the Board and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval.

This Supplement, the Prospectus, and the SAI, dated June 27, 2025, as supplemented, provide relevant information for all shareholders. The Prospectus and SAI of the Fund have been filed with the U.S. Securities and Exchange Commission and are incorporated by reference. These can be obtained without charge by calling the Fund at 855-685-3093 or by writing to: Privacore PCAAM Alternative Growth Fund, c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, WI 53212.

Retain This Supplement for Future Reference